

Independent Accountant's Review Report

To Management
Altcoin Exchange, Inc.
San Diego, CA 94401

We have reviewed the accompanying balance sheet of Altcoin Exchange, Inc. as of December 31, 2018, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the
financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

N Kumar

Niyant Kumar, CPA
San Mateo, CA

34 Tidal Way
San Mateo, CA 94401
(P) 650-503-9761
niyant@fernwaysolutions.com

Altcoin Exchange, Inc.
For the period ended December 31, 2018

Prepared by

Fernway Solutions Inc.

Table of Contents

Profit and Loss

January - December 2018

	Total
INCOME	
Sales	446.98
Total Income	**446.98**
GROSS PROFIT	**446.98**
EXPENSES	
Advertising & Marketing	13,162.26
Bank Charges & Fees	1,199.00
Design	7,811.00
Exchange & Custodial Service	28,000.00
Hosting	8,888.65
Internet Charges	1,011.85
Legal & Professional Services	52,447.78
Meals & Entertainment	55.41
Office Supplies	254.86
Payroll Taxes	4,596.63
Payroll Taxes Withheld	14,222.35
Postage & Delivery	60.25
R&D - Non US Contractors	212,177.12
Recruiting Expense	1,449.88
Salary	47,600.49
Software	57,457.77
State Tax	800.00
Taxes & Licenses	400.00
Travel	7,573.42
Total Expenses	**459,168.72**
NET OPERATING INCOME	**-458,721.74**
OTHER INCOME	
Cancellation of debt	150,000.00
Interest Income	71.42
Total Other Income	**150,071.42**
NET OTHER INCOME	**150,071.42**
NET INCOME	**$ -308,650.32**

Balance Sheet

As of December 31, 2018

	Total
ASSETS	
Current Assets	
Bank Accounts	
1001 Checking (6182)	557,475.24
Checking (3942)	72.07
Total Bank Accounts	**557,547.31**
Total Current Assets	**557,547.31**
Fixed Assets	
Intangible Assets	6,666.40
Total Fixed Assets	**6,666.40**
TOTAL ASSETS	**$64,213.71**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Advance Deposit	813,102.05
Total Other Current Liabilities	**813,102.05**
Total Current Liabilities	**813,102.05**
Total Liabilities	**813,102.05**
Equity	
Opening Balance Equity	300.00
Owner's Investment	116,608.05
Retained Earnings	-57,146.0
Net Income	-308,650.3
Total Equity	**-248,888.34**
TOTAL LIABILITIES AND EQUITY	**$64,213.71**

Statement of Cash Flows

January – December 2018

	Total
OPERATING ACTIVITIES	
Net Income	-308,650.3
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Advance Deposit	813,102.05
Line of Credit (deleted)	-75,000.0
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**738,102.05**
Net cash provided by operating activities	**429,451.73**
FINANCING ACTIVITIES	
Opening Balance Equity	300.00
Owner's Investment	103,300.00
Net cash provided by financing activities	**103,600.00**
NET CASH INCREASE FOR PERIOD	**533,051.73**
Cash at beginning of period	24,495.58
CASH AT END OF PERIOD	**$57,547.31**

ALTCOIN EXCHANGE, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2018

NOTE A– ORGANIZATION AND NATURE OF ACTIVITIES

Altcoin Exchange, Inc. ("the Company") is a corporation organized under the laws of States of California, and Delaware. The Company is currently engaged in the development of an online platform for trading cryptocurrencies

The Company conducted an equity crowdfunding offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or mana other efforts to raise operating capital.

NOTE B– SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accou principles generally accepted in the United States of America ("US GAAP")

Use of Estimates

The preparation of financial statements requires management to make estimate assumptions that affect certain reported amounts and disclosures. Accordingly, actual differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investment maturities of three months or less when purchased.

Intellectual Property

Intellectual Property consists of amounts capitalized to obtain and secure the internet domain name, which it intends to use as part of its business. Domain names have useful or legal life, thus the Company has elected not to amortize intellectual property

Revenue

The Company earns revenue primarily from online advertising. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. The Company has not commenced principal operations, and earned no revenue dur period ended December 31, 2018.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes recognized for the tax consequences in future years of differences between the tax ba and liabilities and their financial statement amounts reported at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences affect taxable income. Valuation allowances are established, when necessary, to reduce deferr assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilit ASC 740 also provides criteria for the recognition, measurement, presentation and d uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is than not" that the position is sustainable upon examination by the relevant taxing authority based o its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdictio of the United States. The Company sustained a net operating loss during the year ended Decem 31, 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated operating loss carryforward, the Company has elected not to recognize an allowance to account for i in the financial statements. Net operating losses generated from 2018 forwards will have unlimited carried forward years. The Company's federal tax filing for 2018, will remain subject to review by t Internal Revenue Service for three years form the original due date, or the date fil later.

The Company is subject to franchise and income tax filing requirements in t California, but is eligible to claim a first-year exemption from the minimum fra The Company's tax filing in the State of California for 2018 will remain subject to re for four years from the original due date, or the date filed, whichever is later

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's tax filing in the State of Delaware for 2018 will remain subject to review by that State f three years from the original due date, or the date filed, whichever is later.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consis cash equivalents. The Company places its cash and cash equivalents with a limited number o quality financial institutions and at times may exceed the amount of insurance prov deposits